1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2013
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 10, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ALUMINUM CORPORATION OF CHINA LIMITED*
ANNOUNCEMENT ON THE RESOLUTIONS OF
THE THIRTY-SEVENTH MEETING OF THE FOURTH SESSION OF
THE BOARD OF DIRECTORS

This announcement is made by Aluminum Corporation of China Limited* (the "Company" or, together with its subsidiaries, the "Group") pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the board of directors
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
9 May 2013

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui, Mr. Lv Youqing and Mr. Liu Caiming (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purposes only

Stock Code: 601600	Stock Abbreviation: CHALCO	Announcement no.: Lin 2013-011

ALUMINUM CORPORATION OF CHINA LIMITED*
ANNOUNCEMENT ON THE RESOLUTIONS OF
THE THIRTY-SEVENTH MEETING OF THE FOURTH SESSION OF
THE BOARD OF DIRECTORS

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the contents of this announcement and accept joint responsibility for any misrepresentation or misleading statement contained in or material omission from this announcement.

The thirty-seventh meeting of the fourth session of the board of directors (the "Board") of Aluminum Corporation of China Limited* (the "Company") was convened at the conference room of the Company's office building located at No.62 North Xizhimen Street, Haidian District, Beijing, at 9:00 a.m. on 9 May 2013. 9 out of the 9 eligible directors attended the meeting in person, among which Mr. Lv Youqing appointed Mr. Xiong Weiping to attend the meeting on his behalf and vote in accordance to his expressed intention. Mr. Shi Chungui attended the meeting by way of telecommunications. Some of the supervisors, senior management and Secretary to the Board attended the meeting as non-voting participants. The meeting was chaired by Mr. Xiong Weiping. The meeting was convened in compliance with the relevant provisions of the Company Law of the PRC as well as the Articles of Association. 19 proposals including that on the nomination of candidates for directors of the fifth session of the Board of the Company were considered at the meeting, and the nomination of candidates for supervisors of the fifth session of the Supervisory Committee was reported in the meeting. The following proposals were passed in the meeting:

I.	The Proposal on the Nomination of Candidates for Directors of the Fifth Session of the Board of the Company was Considered and Approved

1.	The following persons were approved as the candidates for the fifth session of the Board of the Company:

Candidates for executive director: Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang;

Candidates for non-executive director: Mr. Liu Caiming and Mr. Wang Jun;

Candidates for independent non-executive director: Mr. Wu Jianchang, Mr. Zhao Tiechui and Mr. Frederick Ma Si-Hang.

(Please refer to Annex for the biographical details of the aforesaid candidates for directors)

2.	It was approved that the aforesaid candidates for directors will be subject to election in the 2012 annual general meeting of the Company.

3.

All the independent directors of the Company are of the opinion that the nomination of the candidates for the fifth session of the Board of the Company is in compliance with the relevant requirements of the relevant laws, regulations and the Articles of Association of the Company (the "Articles of Association").

Voting result of this proposal: 9 valid votes, 9 voted in favour, 0 voted against and 0 abstained from voting

II.	The Proposal on the Determination of Target Remunerations of Directors and Supervisors of the Company for 2013 was Considered and Approved

1.	The standards for target remunerations of directors and supervisors of the Company for 2013 were approved.

2.	It was approved that the aforesaid matter of remuneration standard will be put forward at the 2012 annual general meeting of the Company for consideration and approval.

3.

All independent directors of the Company are of the opinion that the determination of the aforesaid standards for remunerations were in accordance with the requirements of relevant laws, regulations and the Articles of Association.

Voting result of this proposal: 9 valid votes, 9 voted in favour, 0 voted against and 0 abstained from voting

III.	The Proposal on Performance Appraisal and Remuneration Distribution Plan for the Senior Management of Aluminum Corporation Of China Limited* was Considered and Approved

Voting result of this proposal: 9 valid votes, 9 voted in favour, 0 voted against and 0 abstained from voting

IV.	The Proposal on Target Remuneration of Senior Management of the Company for 2013 was Considered and Approved

1.	The standards for target remunerations of senior management of the Company for 2013 were approved.

2.

All independent directors of the Company are of the opinion that the determination of the aforesaid standards for remunerations were in accordance with the requirements of relevant laws, regulations and the Articles of Association.

Voting result of this proposal: 9 valid votes, 9 voted in favour, 0 voted against and 0 abstained from voting

V.	The Proposal on Renewal of the Liability Insurance for the Directors, Supervisors and Senior Management of the Company for the Year 2013-2014 was Considered and Approved

1.	The renewal of one-year term liability insurance (from 18 May 2013 to 17 May 2014) for the directors, supervisors and senior management of the Company was approved.

2.

It was approved that the aforesaid matters of renewal of liability insurance for the directors, supervisors and senior management will be put forward at the 2012 annual general meeting of the Company for consideration and approval.

Voting result of this proposal: 9 valid votes, 9 voted in favour, 0 voted against and 0 abstained from voting

VI.	The Proposal on the Company's Adjustment to the Organization Structure of the Headquarters was Considered and Approved

Voting result of this proposal: 9 valid votes, 9 voted in favour, 0 voted against and 0 abstained from voting

VII.	The Proposal on the Cancellation of the Establishment of the Executive Committee was Considered and Approved

Voting result of this proposal: 9 valid votes, 9 voted in favour, 0 voted against and 0 abstained from voting

VIII.	The Proposal on the Cancellation of the Position of Chief Executive Officer of the Company was Considered and Approved

Voting result of this proposal: 9 valid votes, 9 voted in favour, 0 voted against and 0 abstained from voting

IX.	The Proposal on the Company's Dismissal of Mr. Xie Hong as the Vice President was Considered and Approved

Voting result of this proposal: 9 valid votes, 9 voted in favour, 0 voted against and 0 abstained from voting

X.	The Proposal on the Company's Dismissal of Ms. Liu Qiang as the Secretary to the Board was Considered and Approved

Voting result of this proposal: 9 valid votes, 9 voted in favour, 0 voted against and 0 abstained from voting

XI.	The Proposal on the Company's Dismissal of Ms. Shen Hui as Representative of Securities Affairs was Considered and Approved

Voting result of this proposal: 9 valid votes, 9 voted in favour, 0 voted against and 0 abstained from voting

XII.	The Proposal on the Company's Appointment of Mr. Xu Bo and Mr. Li Dongguang as the Vice Presidents was Considered and Approved

Voting result of this proposal: 9 valid votes, 9 voted in favour, 0 voted against and 0 abstained from voting

XIII.	The Proposal on the Company's Appointment of Mr. Xu Bo as Secretary to the Board was Considered and Approved

Voting result of this proposal: 9 valid votes, 9 voted in favour, 0 voted against and 0 abstained from voting

XIV.	The Proposal on the Company's Appointment of Mr. Yang Ruijun as the Representative of Securities Affairs was Considered and Approved

Voting result of this proposal: 9 valid votes, 9 voted in favour, 0 voted against and 0 abstained from voting

XV.	The Proposal on the Issue of Perpetual Bonds Overseas by Chalco Hong Kong Ltd. was Considered and Approved

1.

Chalco Hong Kong Ltd. (hereafter referred to as "Chalco Hong Kong") was approved to issue not more than US$1.0 billion perpetual bonds overseas. The Company is to provide guarantees for the issue of bonds by Chalco Hong Kong, such guarantee mandate has been considered at the thirty-fifth meeting of the fourth session of the Board of the Company and will be put forward at the 2012 annual general meeting for consideration and approval.

2.	It was approved that the issue of perpetual bonds by Chalco Hong Kong as aforementioned will be put forward to 2012 annual general meeting of the Company for consideration and approval.

Voting result of this proposal: 9 valid votes, 9 voted in favour, 0 voted against and 0 abstained from voting

XVI.	The Proposal on Provision of Guarantees for Bank Loans of China Aluminum Ningxia Energy Group Co., Ltd. () to its Wholly-owned Subsidiaries was Considered and Approved

1.

The Company approved that China Aluminum Ningxia Energy Group Co., Ltd. (hereafter referred to as "Ningxia Energy") provided guarantees for the loans to its wholly-owned subsidiaries, Ningxia Power Photovoltaic Materials Co., Ltd. () and Ningxia Power Silicon Materials Co., Ltd. ().

2.	It was approved that the abovementioned matters on provision of guarantees of Ningxia Energy will be put forward at the 2012 annual general meeting of the Company for consideration and approval.

Voting result of this proposal: 9 valid votes, 9 voted in favour, 0 voted against and 0 abstained from voting

XVII.	The Proposal of the Proposed Overall Transfer of Equity Interests in the Relevant Aluminum Fabrication Enterprises was Considered and Approved

1.	It was approved that the overall equity transfer in eight aluminum fabrication enterprises through the public tender in the China Beijing Equity Exchange.

2.

Given that the overall equity transfer may constitute a connected transaction, the Board agreed to put forward the overall equity transfer for consideration and approval at the 2012 annual general meeting of the Company.

Voting result of this proposal: 6 valid votes, 5 voted in favour, 0 voted against and 1 abstained from voting

XVIII.	The Proposal on the Transfer of the Assets of Northwest Aluminum Fabrication Branch of the Company was Considered and Approved

1.	The transfer of the entire assets (liabilities inclusive) of Northwest Aluminum Fabrication branch was approved.

2.

Given that the transaction may constitute a connected transaction, the Board agreed that the matter in relation to the transfer of assets of Northwest Aluminum Fabrication branch will be put forward at the 2012 annual general meeting of the Company for consideration and approval.

Voting result of this proposal: 6 valid votes, 5 voted in favour, 0 voted against and 1 abstained from voting

XIX.	The Proposal on the Company's Transfer of the Relevant Assets of the Alumina Production Line of Guizhou Branch was Considered and Approved

1.	The proposed transfer of the Company of relevant assets (liabilities inclusive) of the alumina production line of Guizhou branch was approved.

2.

Given that the transaction may constitute a connected transaction, the Board agreed that the matter in relation to the transfer relevant assets of the alumina production line of Guizhou Branch will be put forward at the 2012 annual general meeting of the Company for consideration and approval.

Voting result of this proposal: 6 valid votes, 5 voted in favour, 0 voted against and 1 abstained from voting

Annex: Biographies of the Candidates of Directors for the Fifth Session of the Board of Aluminum Corporation of China Limited

Candidates of Executive Directors

Mr. XIONG Weiping, 56, is Chairman and an executive director of Aluminum Corporation of China Limited and concurrently the general manager of Aluminum Corporation of China. Mr. Xiong has been serving the Company since 2001 (he left the Company in 2006 and was re-appointed in 2009). Mr. Xiong graduated from Central South University of Industry majoring in mining materials engineering. He obtained a Ph.D. degree in engineering and completed post-doctoral research in economics in Guanghua School of Management of Peking University. He has academic achievements and fruitful practical experiences in economics, corporate management and metal mining. Mr. Xiong is also a professor and a Ph.D. tutor of Guanghua School of Management, Peking University. He is an expert receiving special subsidies from the State Council and was recognized by the former Ministry of Personnel as a "Middle Aged/ Young Expert with Outstanding Contributions to the Nation". Mr. Xiong was formerly the deputy secretary of Hunan Provincial Communist Youth League, a standing committee member of All China Youth Federation and the president of Hunan Youth Union Committee, the standing vice-chancellor and dean of the Faculty of Management, professor, Ph.D. tutor of Central South University of Industry. Mr. Xiong had also served as the vice president of China Copper, Lead & Zinc Group Corporation, vice president of Chinalco, Executive Director, senior vice president and president of Aluminum Corporation of China Limited* and vice chairman and general manager of China Travel Service (Holdings) Hong Kong Limited.

Mr. LUO Jianchuan, 49, is an executive director and president of Aluminum Corporation of China Limited. He has been serving the Company since 2001. Mr. Luo graduated from Kunming University of Science and Technology in 1985, majoring in mining, holds a doctorate degree from Central South University and is a professor-grade senior engineer. He has long engaged in corporate management of non-ferrous metals and thus has extensive professional experience and management skills in those fields. Mr. Luo formerly served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, the manager of Haikou Nanxin Industry & Commerce Corporation, assistant to the general manager of Jinpeng Mining Development Corporation, deputy general manager and general manager of Beijing Xinquan Tech-trading Corporation, assistant to the general manager of China Non-Ferrous Metals Industry Trading Group Corporation, deputy chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, general manager of China Aluminum International Trading Corporation Limited, and formerly served as the general manager of the Operations and Sales Division, vice president and senior vice president of Aluminum Corporation of China Limited*.

Mr. LIU Xiangmin, 50, is an executive director and senior vice president of Aluminum Corporation of China Limited and has been serving the Company since 2001. Mr. Liu graduated from Central South University of Industry in 1982, majoring in non-ferrous metallurgy; he has a doctorate degree from Central South University and is a professor-grade senior engineer. Mr. Liu has long engaged in non-ferrous metal metallurgy and corporate management and has accumulated extensive and professional experience. Mr. Liu had previously served as the deputy head and head of the Alumina branch of Zhongzhou Aluminum Plant, deputy head of Zhongzhou Aluminum Plant, general manager of Zhongzhou Branch of the Company, and vice president of Aluminum Corporation of China Limited*.

Mr. JIANG Yinggang, 49, the vice president of Aluminum Corporation of China Limited and has been serving the Company since 2001. Mr. Jiang graduated from Central South Institute of Mining and Metallurgy with a bachelor's degree of engineering, majoring in non-ferrous metals metallurgy and obtained a master's degree on the job, majoring in metallurgy engineering from Central South University. Mr. Jiang is a professor-grade senior engineer. Mr. Jiang has extensive experience in, among others, marketing, corporate management and risk control. He previously worked in Qinghai Aluminum Plant and successively served as the technician of infrastructure plan department, technician of the electrolysis subsidiary plant, deputy head of the workshop, deputy head of technology section, deputy head and head of corporate management department of Qinghai Aluminum Plant, head of first electrolysis plant of Qinghai Aluminum Plant, deputy head of Qinghai Aluminum Plant (deputy general manager of Qinghai Aluminum Company), general manager of Qinghai Aluminum Company and general manager of Qinghai Branch of Aluminum Corporation of China Limited*. Mr. Jiang now also serves as the chairman of Shanxi Huasheng Aluminum Co., Ltd. and chairman of Jiaozuo Wanfang Aluminum Co., Ltd.

Non-executive Directors

Mr. LIU Caiming, 50, is a non-executive director of Aluminum Corporation of China Limited. Graduated from the School of Economics of Fudan University, Mr. Liu is a doctoral candidate, senior accountant and certified public accountant in the PRC. Having been engaged in financial management at large state-owned enterprises for a long time, Mr. Liu has extensive experience in finance and business management. He had served as the deputy head and Head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation, the deputy general manager of China Non-ferrous Metals Construction Group Limited, deputy general manager of China Non-ferrous Construction Group Limited, director and deputy general manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd., deputy general manager of China Nonferrous Metals Mining and Construction (Group) Co., Ltd., deputy general manager of Chinalco, chairman of Yunnan Copper Industry (Group) Co., Ltd., chairman of Chinalco Shanghai Copper Co., Ltd., executive director of Chinalco Kunming Copper Co., Ltd., director and president of China Copper Co., Ltd. as well as an executive Director, senior vice president and chief financial officer of Aluminum Corporation of China Limited. Mr. Liu has also acted as the titular deputy head of Department of Finance of Yunnan Province, a director of the State-owned Assets Supervision and Administration Commission of Yunnan Province and assistant to the governor of Yunnan Province.

Mr. WANG Jun, 48, is the general manager of the equity management department of China Cinda Asset Management Co., Ltd.. Graduated from Huazhong Institute of Engineering with a degree of industrial and civil construction, Mr. Wang is an engineer. He has extensive experience in financial and corporate management. Mr. Wang formerly served as the engineer in the engineering department of Babcock & Wilcox Beijing Company Ltd.; deputy manager of the real estate development department of China Yanxing Company; senior deputy manager of equity management department and senior manager of business management department, senior manager, deputy general manager, general manager of custody and settlement department in China Cinda Asset Management Co., Ltd. Mr. Wang currently also serves as the director of China Nuclear Engineering and Construction Co., Ltd., vice chairman of Kailuan (Group) Company Limited, vice chairman of Wengfu (Group) Company Limited, and vice chairman of Guizhou Kailin Company Limited.

Independent Non-executive Directors

Mr. WU Jianchang, 73, is the honorary chairman of China Steel Industry Association and the honorary chairman of China Non-ferrous Metals Industry Association. Mr. Wu graduated from Hengyang Mining and Metallurgy Engineering Institute majoring in non-ferrous metallurgy. Mr. Wu is a professor-grade senior engineer. He has extensive experience in corporate, political affairs and association management. He formerly served as the deputy general manager and general manager of China Non-ferrous Metals Industry Company, vice standing chairman of China Steel Industry Association, deputy head of Ministry of Metallurgy Industry, deputy head of State Metallurgy Industry Bureau.

Mr. ZHAO Tiechui, 61, is the member of twelfth session of the National Committee of the Chinese People's Political Consultative Conference, the member of the presidium of the executive committee of All China Federation of Trade Unions and the president of China Safe Production Association. Mr. Zhao graduated from Beijing Graduate School of China Mining University majoring in management engineering. He is a professor-grade senior engineer. Mr. Zhao formerly served as the technician of No.10 Mining Unit, deputy team leader of the full mechanized roadway team, head of the Expansion Department of the Bureau, deputy leader of No.11 Mining Unit, leader of Dazhuang Mining Unit and leader of No.4 Mining Unit in Pingdingshan Mining Bureau in Henan Province; vice chairman of Pingdingshan Coal Industry (Group) Company; deputy head of State Bureau of Coal Industries; deputy head of State Administration of Work Safety and deputy head and head of State Administration of Coal Mine Safety. Mr. Zhao also serves as a part-time professor in Chinese Academy of Governance and Beijing University of Science and Technology.

Mr. MA Si-hang, Frederick, 61, graduates from Hong Kong University with a bachelor's degree in Arts. He served as head of Financial Services and the Treasury Bureau of Hong Kong Special Administrative Region in 2002, head of Commerce and Economic Development Bureau in 2007 and resigned in July 2008. He also previously served as the managing director of Great Britain subsidiary of RBC Dominion Securities Inc., managing director and head of Asia Area of Private Banking Department of Chase Bank, executive president of private banking business of JPMorgan Chase & Co. in Asia Pacific, vice chairman and managing director of Kumagai Gumi (Hong Kong) Co., Ltd., CFO and executive director of PCCW Company Limited, and non-executive director of MTR Corporation Ltd.. Mr. Ma currently also serves as member of the international advisory committee of China Investment Corporation, senior counsel of Hong Kong China Strategic Holdings Limited, independent non-executive director of China Resources Land Limited, director of Canada Husky Energy Corporation, external director of China National Cereals, Oils and Foodstuffs Corporation, honorary professor in School of Economics and Finance in Hong Kong University, honorary counsel of School of Accounting in Central University of Finance and Economics, professor of School of Senior Management and Further Education in Hong Kong Polytechnic University and member of Global Advisory Council of Bank of America. He was awarded the Gold Bauhinia Star (GBS) by the HKSAR government in 2009, and was appointed non-official Justice of the Peace in 2010.

Documents available for inspection:

1.	Resolutions Passed at the Thirty-Seventh Meeting of the Fourth Session of the Board of Directors of Aluminum Corporation of China Limited*

2.	Independent Opinions of Independent Directors in Respect of the Related Matters of Aluminum Corporation of China Limited*

The Board of
Aluminum Corporation of China Limited*
9 May 2013

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary